Filed Pursuant to Rule 424(B)3
Registration No. 333-128527

PROSPECTUS

SatCon Technology Corporation

6,140,226 Shares of Common Stock

This prospectus relates to the offer and sale by the selling stockholders identified in this prospectus, and any of their pledgees, donees, transferees or other successors in interest, of up to an aggregate of 6,140,226 shares of the common stock of SatCon Technology Corporation. We are filing the registration statement of which this prospectus is a part at this time primarily to fulfill contractual obligations to do so, which we undertook at the time of the original issuance of common stock and related warrants in our August 2005 financing transaction. We will not receive any of the proceeds from the sale of the common stock by the selling stockholders.

We have agreed to pay certain expenses in connection with the registration of the shares and to indemnify most of the selling stockholders against certain liabilities. The selling stockholders will pay all underwriting discounts and selling commissions, if any, in connection with the sale of the shares.

The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

Our common stock is traded on the Nasdaq National Market under the symbol “SATC.” On September 19, 2005, the closing sale price of the common stock on Nasdaq was $1.99 per share. We urge you to obtain current market quotations for our common stock.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 7, 2005

Our executive offices are located at 27 Drydock Avenue, Boston, Massachusetts 02210, our telephone number is (617) 897-2400 and our Internet address is www.satcon.com. The information on our Internet website is not incorporated by reference in this prospectus. Unless the context otherwise requires, references in this prospectus to “SatCon,” “we,” “us,” and “our” refer to SatCon Technology Corporation and its subsidiaries.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

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PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

SatCon Technology Corporation

We design, develop and manufacture high-efficiency high power electronics and a variety of standard and custom high-performance machines for specific applications. Our power control products convert, store and manage electricity for businesses and consumers, the U.S. government and military that require high-quality, uninterruptable power. We are utilizing our engineering and manufacturing expertise to develop products that we believe will be integral components of distributed power generation and power quality systems. Our specialty motors are typically designed and manufactured for unique customer requirements such as high power-to-size requirements or high efficiency.

The Offering

Common stock offered by selling stockholders	6,140,226 shares
Use of proceeds	We will not receive any proceeds from the sale of shares in this offering.
Nasdaq National Market symbol	SATC

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

We have a history of operating losses, may not be able to achieve profitability and may require additional capital in order to sustain our businesses.

For each of the past ten fiscal years, we have experienced losses from operating our businesses. As of July 2, 2005, we had an accumulated deficit of approximately $133.7 million. During the nine months ended July 2, 2005 we had a loss from operations of approximately $6.1 million. If we are unable to operate on a cash flow breakeven basis during 2005, we may need to raise additional capital in order to sustain our operations. There can be no assurance that we will be able to achieve such results or to raise such funds if they are required.

We may not be able to continue as a going concern.

Our financial statements for our fiscal year ended September 30, 2004, which are included in our Annual Report on Form 10-K, contain an audit report from Grant Thornton LLP. The audit report contains a going concern qualification, which raises substantial doubt with respect to our ability to continue as a going concern. The receipt of a going concern qualification may create a concern among our current and future customers and vendors as to whether we will be able to fulfill our contractual obligations.

We could issue additional common stock, which might dilute the book value of our common stock.

We have authorized 50,000,000 shares of our common stock, of which 38,253,208 shares were issued and outstanding as of September 9, 2005. Our board of directors has the authority, without action or vote of our stockholders in most cases, to issue all or a part of any authorized but unissued shares. Such stock issuances may be made at a price that reflects a discount from the then-current trading price of our common stock. In addition, in order to raise the capital that we may need at today’s stock prices, we will need to issue securities that are convertible into or exercisable for a significant amount of our common stock. These issuances would dilute your percentage ownership interest, which will have the effect of reducing your influence on matters on which our stockholders vote, and might dilute the book value of our common stock. You may incur additional dilution of net tangible book value if holders of stock options, whether currently outstanding or subsequently granted, exercise their options or if warrant holders exercise their warrants to purchase shares of our common stock.

The sale or issuance of a large number of shares of our common stock could depress our stock price.

As of September 9, 2005, we have reserved 8,641,151 shares of common stock for issuance upon exercise of stock options and warrants, 2,200,811 shares for future issuances under our stock plans and 946,909 shares for future issuances as matching contributions under our 401(k) plan. We have also reserved 961,538 shares of common stock for issuance upon conversion of the outstanding Series B Preferred Stock, which can be converted at any time. As of September 9, 2005, holders of warrants and options to purchase an aggregate of 8,636,651 shares of our common stock may exercise those securities and transfer the underlying common stock at any time subject, in some cases, to Rule 144.

We have not consistently complied with Nasdaq’s Marketplace rules for continued listing, which exposes us to the risk of delisting from the Nasdaq National Market.

Our stock is listed on the Nasdaq National Market, which affords us an opportunity for relatively broad exposure to a wide spectrum of prospective investors. As a requirement of continued inclusion in the Nasdaq National Market, SatCon must comply with Nasdaq’s Marketplace Rules. In 2003, SatCon received notice from Nasdaq that it was not in compliance with Marketplace Rules. Subsequently, in late

2003, Nasdaq advised SatCon that it had achieved compliance, and SatCon has continued to maintain compliance with the Nasdaq National Market Marketplace Rules for Continued Inclusion since that time. However, if we fail to maintain compliance with these rules and our common stock is delisted from the Nasdaq National Market, there could be a number of negative implications, including reduced liquidity in our common stock as a result of the loss of market efficiencies associated with the Nasdaq National Market, the loss of federal preemption of state securities laws, the potential loss of confidence by suppliers, customers and employees, as well as the loss of analyst coverage and institutional investor interest, fewer business development opportunities and greater difficulty in obtaining financing.

We expect to generate a significant portion of our future revenues from sales of our power control products and cannot assure market acceptance or commercial viability of our power control products.

We intend to continue to expand development of our power control products. We cannot assure you that potential customers will select SatCon’s products to incorporate into their systems or that our customers’ products will realize market acceptance, that they will meet the technical demands of their end users or that they will offer cost-effective advantages over existing products. Our marketing efforts have included development contracts with several customers and the targeting of specific market segments for power and energy management systems. We cannot know if our commercial marketing efforts will be successful in the future. Additionally, we may not be able to develop competitive products, our products may not receive market acceptance, and we may not be able to compete profitably in this market, even if market acceptance is achieved. If our products do not gain market acceptance or achieve commercial viability, we will not attain our anticipated levels of profitability and growth.

If we are unable to maintain our technological expertise in design and manufacturing processes, we will not be able to successfully compete.

We believe that our future success will depend upon our ability to develop and provide products that meet the changing needs of our customers. This requires that we successfully anticipate and respond to technological changes in design and manufacturing processes in a cost-effective and timely manner. As a result, we continually evaluate the advantages and feasibility of new product design and manufacturing processes. We cannot, however, assure you that our process improvement efforts will be successful. The introduction of new products embodying new technologies and the emergence of shifting customer demands or changing industry standards could render our existing products obsolete and unmarketable, which would have a significant impact on our ability to generate revenue. Our future success will depend upon our ability to continue to develop and introduce a variety of new products and product enhancements to address the increasingly sophisticated needs of our customers. We may experience delays in releasing new products and product enhancements in the future. Material delays in introducing new products or product enhancements may cause customers to forego purchases of our products and purchase those of our competitors.

We are heavily dependent on contracts with the U.S. government and its agencies or from subcontracts with the U.S. government’s prime contractors for revenue to develop our products, and the loss of one or more of our government contracts could preclude us from achieving our anticipated levels of growth and revenues.

Our ability to develop and market our products is dependent upon maintaining our U.S. government contract revenue and research grants. Many of our U.S. government contracts are funded incrementally on a year-to-year basis. Approximately 50% of our revenue during fiscal year 2004 was derived from government contracts and subcontracts. Changes in government policies, priorities or programs that result in budget reductions could cause the government to cancel existing contracts or eliminate follow-on phases in the future which would severely inhibit our ability to successfully complete the development and commercialization of our products. In addition, there can be no assurance that, once a government contract is completed, it will lead to follow-on contracts for additional research and development, prototype build and test or production. Furthermore, there can be no assurance that our U.S. government contracts or subcontracts will not be terminated or suspended in the future. In the event that any of our government contracts are terminated for cause, it could significantly affect our ability to obtain future government contracts, which could seriously harm our ability to develop our technologies and products.

Our contracts with the U.S. government are subject to audit by the Defense Contract Audit Agency and other agencies of the government, which may challenge our treatment of direct and indirect costs and reimbursements, resulting in a material adjustment and adverse impact on our financial condition.

The accuracy and appropriateness of our direct and indirect costs and expenses under our contracts with the U.S. government are subject to extensive regulation and audit by the Defense Contract Audit Agency or by other appropriate agencies of the U.S. government. These agencies have the right to challenge our cost estimates or allocations with respect to any such contract. Additionally, substantial portions of the payments to us under U.S. government contracts are provisional payments that are subject to potential adjustment upon audit by such agencies. Adjustments that result from inquiries or audits of our contracts could have a material adverse impact on our financial condition or results of operations.

Since our inception, we have not experienced any material adjustments as a result of any inquiries or audits, but there can be no assurance that our contracts will not be subject to material adjustments in the future.

The U.S. government has certain rights relating to our intellectual property.

Many of our patents are the result of inventions made under U.S. government-funded research and development programs. With respect to any invention made with government assistance, the government has a nonexclusive, nontransferable, irrevocable, paid-up license to use the technology or have the technology employed for or on behalf of the U.S. government throughout the world. Under certain conditions, the U.S. government also has “march-in rights,” which enable the U.S. government to require us to grant a nonexclusive, partially exclusive, or exclusive license in any field of use to responsible applicants, upon terms that are reasonable under the circumstances.

Our business could be adversely affected if we are unable to protect our patents and proprietary technology.

As of August 1, 2005, we held approximately 70 U.S. patents and had 2 patent applications pending with the U.S. Patent and Trademark Office. We have also obtained corresponding patents in the rest of North America, Europe, and Asia for many of these patents. The expiration dates of our patents range from 2009 to 2021, with the majority expiring after 2015. As a qualifying small business from our inception to date, we have retained commercial ownership rights to proprietary technology developed under various U.S. government contracts and grants.

Our patent and trade secret rights are of significant importance to us and to our future prospects. Our ability to compete effectively against other companies in our industry will depend, in part, on our ability to protect our proprietary technology and systems designs relating to our products. Although we have attempted to safeguard and maintain our proprietary rights, we do not know whether we have been or will be successful in doing so. Further, our competitors may independently develop or patent technologies that are substantially equivalent or superior to ours. No assurance can be given as to the issuance of additional patents or, if so issued, as to their scope. Patents granted may not provide meaningful protection from competitors. Even if a competitor’s products were to infringe patents owned by us, it would be costly for us to pursue our rights in an enforcement action and there can be no assurance that we would be successful in enforcing our intellectual property rights. Because we intend to enforce our patents, trademarks and copyrights and protect our trade secrets, we may be involved from time to time in litigation to determine the enforceability, scope and validity of these rights. This litigation could result in substantial costs to us and divert resources from operational goals. In addition, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country where we operate or sell our products.

We may not be able to maintain confidentiality of our proprietary knowledge.

In addition to our patent rights, we also rely on treatment of our technology as trade secrets through confidentiality agreements, which all of our employees are required to sign, assigning to us all patent rights and other intellectual property developed by our employees during their employment with us. Our employees have also agreed not to disclose any trade secrets or confidential information without our prior written consent. We also rely on non-disclosure agreement to protect our trade secrets and proprietary knowledge. These agreements may be breached, and we may not have adequate remedies for any breach. Our trade secrets may also be known without breach of these agreements or may be independently developed by competitors. Failure to maintain the proprietary nature of our technology and information could harm our results of operations and financial condition by reducing or eliminating our technological advantages in the marketplace.

Others may assert that our technology infringes their intellectual property rights.

We believe that we do not infringe the proprietary rights of others and, to date, no third parties have asserted an infringement claim against us, but we may be subject to infringement claims in the future. The defense of any claims of infringement made against us by third parties could involve significant legal costs and require our management to divert time from our business operations. If we are unsuccessful in defending any claims of infringement, we may be forced to obtain licenses or to pay royalties to continue to use our technology. We may not be able to obtain any necessary licenses on commercially reasonable terms or at all. If we fail to obtain necessary licenses or other rights, or if these licenses are costly, our operating results may suffer either from reductions in revenues through our inability to serve customers or from increases in costs to license third-party technologies.

Our success is dependent upon attracting and retaining highly qualified personnel and the loss of key personnel could significantly hurt our business.

To achieve success, we must attract and retain highly qualified technical, operational and executive employees. The loss of the services of key employees or an inability to attract, train and retain qualified and skilled employees, specifically engineering, operations and business development personnel, could result in the loss of business or could otherwise negatively impact our ability to operate and grow our business successfully.

We expect significant competition for our products and services.

In the past, we have faced limited competition in providing research services, prototype development and custom and limited quantity manufacturing. We expect competition to intensify greatly as commercial applications increase for our products under development. Many of our competitors and potential competitors are well established and have substantially greater financial, research and development, technical, manufacturing and marketing resources than we do. Some of our competitors and potential competitors are much larger than we are. If these larger competitors decide to focus on the development of distributed power and power quality products, they have the manufacturing, marketing and sales capabilities to complete research, development and commercialization of these products more quickly and effectively than we can. There can also be no assurance that current and future competitors will not develop new or enhanced technologies perceived to be superior to those sold or developed by us. There can be no assurance that we will be successful in this competitive environment.

We are dependent on third-party suppliers for the supply of key components for our products.

We use third-party suppliers for components in many of our systems. From time to time, shipments can be delayed because of industry-wide or other shortages of necessary materials and components from third-party suppliers. A supplier’s failure to supply components in a timely manner, or to supply components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources of these components on a timely basis or on terms acceptable to us, could impair our ability to deliver our products in accordance with contractual obligations.

On occasion, we agree to fixed price engineering contracts in our Applied Technology Division, which exposes us to losses.

Most of our engineering design contracts are structured on a cost-plus basis. However, on occasion we have entered into fixed price contracts, which may expose us to loss. A fixed priced contract, by its very nature, requires cost estimates during the bidding process and throughout the contract, as the program proceeds to completion. Depending upon the complexity of the program, the estimated completion costs could change frequently and significantly during the course of the contract. We regularly involve the appropriate people on the program and finance staffs to arrive at a reasonable estimate of the cost to complete.  However, due to unanticipated technical challenges and other factors, there is the potential for substantial cost overruns in order to complete the contract in accordance with the contract specifications. Currently we do not have any contracts of this type. During the fiscal year ended September 30, 2004, we had recorded losses on these contracts of approximately $0.8 million.  During the nine month period ended July 2, 2005, we recorded an additional $0.1 million related to a fixed price contract which was completed during the period. No other losses were recorded on these contracts during the nine months ended July 2, 2005.

If we experience a period of significant growth or expansion, it could place a substantial strain on our resources.

If our power control products are successful in achieving rapid market penetration, we may be required to deliver large volumes of technically complex products or components to our customers on a timely basis at reasonable costs to us. We have limited experience in ramping up our manufacturing capabilities to meet large-scale production requirements and delivering large volumes of our power control products. If we were to commit to deliver large volumes of our power control products, we cannot assure you that we will be able to satisfy large-scale commercial production on a timely and cost-effective basis or that such growth will not strain our operational, financial and technical resources.

Our business could be subject to product liability claims.

Our business exposes us to potential product liability claims, which are inherent in the manufacturing, marketing and sale of our products, and we may face substantial liability for damages resulting from the faulty design or manufacture of products or improper use of products by end users. We currently maintain a moderate level of product liability insurance, and there can be no assurance that this insurance will provide sufficient coverage in the event of a claim. Also, we cannot predict whether we will be able to maintain such coverage on acceptable terms, if at all, or that a product liability claim would not harm our business or financial condition. In addition, negative publicity in connection with the faulty design or manufacture of our products would adversely affect our ability to market and sell our products.

We are subject to a variety of environmental laws that expose us to potential financial liability.

Our operations are regulated under a number of federal, state and foreign environmental and safety laws and regulations that govern, among other things, the discharge or release of hazardous materials into the air and water as well as the handling, storage and disposal of these materials. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource, Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation and Liability Act, as well as analogous state and foreign laws. Because we use hazardous materials in certain of our manufacturing processes, we are required to comply with these environmental laws. In addition, because we generate hazardous wastes, we, along with any other person who arranges for the disposal of our wastes, may be subject to potential financial exposure for costs associated with an investigation and remediation of sites at which we have arranged for the disposal of hazardous wastes if those sites become contaminated and even if we fully comply with applicable environmental laws. If we were found to be a responsible party, we could be held jointly and severably liable for the costs of remedial actions. To date, we have not been cited for any improper discharge or release of hazardous materials.

Businesses and consumers might not adopt alternative distributed power solutions as a means for obtaining their electricity and power needs.

On-site distributed power generation solutions, such as fuel cell, photovoltaic and wind turbine systems, which utilize our products, provide an alternative means for obtaining electricity and are relatively new methods of obtaining electrical power that businesses may not adopt at levels sufficient to grow this part of our business. Traditional electricity distribution is based on the regulated industry model whereby businesses and consumers obtain their electricity from a government regulated utility. For alternative methods of distributed power to succeed, businesses and consumers must adopt new purchasing practices and must be willing to rely upon less upon traditional means of purchasing electricity. We cannot assure you that businesses and consumers will choose to utilize on-site distributed power at levels sufficient to sustain our business in this area. The development of a mass market for our products may be impacted by many factors which are out of our control, including:

•       market acceptance of fuel cell, photovoltaic and wind turbine systems that incorporate our products;

•       the cost competitiveness of these systems;

•       regulatory requirements; and

•       the emergence of newer, more competitive technologies and products.

If a mass market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred to develop these products.

Our quarterly operating results are subject to fluctuations, and if we fail to meet the expectations of securities analysts or investors, our share price may decrease significantly.

Our annual and quarterly results may vary significantly depending on various factors, many of which are beyond our control. Because our operating expenses are based on anticipated revenue levels, our sales cycle for development work is relatively long and a high percentage of our expenses are fixed for the short term, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter. If our earnings do not meet the expectations of securities analysts or investors, the price of our stock could decline.

Provisions in our charter documents and Delaware law may delay, deter or prevent the acquisition of SatCon, which could decrease the value of your shares.

Some provisions of our certificate of incorporation and bylaws may delay, deter or prevent a change in control of SatCon or a change in our management that you, as a stockholder, may consider favorable. These provisions include:

•       authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and deter a takeover attempt;

•       a board of directors with staggered, three-year terms, which may lengthen the time required to gain control of our board of directors;

•       prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates; and

•       limitations on who may call special meetings of stockholders.

In addition, Section 203 of the Delaware General Corporation Law and provisions in some of our stock incentive plans may delay, deter or prevent a change in control of SatCon. Those provisions serve to limit the circumstances in which a premium may be paid for our common stock in proposed transactions, or where a proxy contest for control of our board may be initiated. If a change of control or change in management is delayed, deterred or prevented, the market price of our common stock could suffer.

We are subject to stringent export laws and risks inherent in international operations.

We market and sell our products and services both inside and outside the United States. We are currently selling our products and services throughout North America and in certain countries in South America, Asia, Canada and Europe. Certain of our products are subject to the International Traffic in Arms Regulations (ITAR) 22 U.S.C 2778, which restricts the export of information and material that may be used for military or intelligence applications by a foreign person. Additionally, certain products of ours are subject to export regulations administered by the Department of Commerce, Bureau of Industry Security, which require that we obtain an export license before we can export certain products or technology. Failure to comply with these laws could result in enforcement responses by the government, including substantial monetary penalties, denial of export privileges, debarment from government contracts and possible criminal sanctions.

Revenue from sales to our international customers for our fiscal years ended September 30, 2004 and 2003 were approximately $3.7 million and $3.3 million, respectively. For the nine months ended July 2, 2005 revenue from sales to our international customers was approximately $2.8 million. Our success depends, in part, on our ability to expand our market for our products and services to foreign customers and our ability to manufacture products that meet foreign regulatory and commercial requirements. We have limited experience developing and manufacturing our products to comply with the commercial and legal requirements of international markets. We face numerous challenges in penetrating international markets, including unforeseen changes in regulatory requirements, export restrictions, fluctuations in currency exchange rates, longer accounts receivable cycles, difficulties in managing international operations, and the challenges of complying with a wide variety of foreign laws.

We are exposed to credit risks with respect to some of our customers.

To the extent our customers do not advance us sufficient funds to finance our costs during the execution phase of our contracts, we are exposed to the risk that they will be unable to accept delivery or that they will be unable to make payment at the time of delivery. Occasionally, we accept the risk of dealing with thinly financed entities. We attempt to mitigate this risk by seeking to negotiate more timely progress payments and utilizing other risk management procedures. At July 2, 2005, we had one customer that accounted for approximately 19% of gross accounts receivable. Of the amounts due from this customer approximately $432,000 related to sales greater than sixty days past due, or approximately 32% of the balance due from the customer. In addition, approximately $930,000 of the balance due from the customer are from sales made to the customer during the quarter ended July 2, 2005, which represents less than 10% of total revenue for the period. Historically we have not experienced any credit losses as a result of doing business with this customer.

Our agreement with Silicon Valley Bank subjects us to various restrictions, which may limit our ability to pursue business opportunities.

Our loan agreement with Silicon Valley Bank subjects us to various restrictions on our ability to engage in certain activities without the prior written consent of the bank, including, among other things, our ability to:

•       dispose of or encumber assets, other than in the ordinary course of business;

•       incur additional indebtedness;

•       merge or consolidate with other entities, or acquire other businesses; and

•       make investments.

The agreement also subjects us to various financial and other covenants with which we must comply on an ongoing or periodic basis. The financial covenant requires us to maintain a minimum level of tangible net worth, as defined, which varies from month to month. If we violate this or any other covenant, any outstanding debt under this agreement could become immediately due and payable, the bank could proceed against any collateral securing indebtedness and our ability to borrow funds in the future may be restricted or eliminated. These restrictions may also limit our ability to pursue business opportunities or strategies that we would otherwise consider to be in the best interests of the company.

The holders of our Series B Preferred Stock are entitled to receive liquidation payments in preference to the holders of our common stock.

As of September 9, 2005, 425 shares of our Series B Preferred Stock were outstanding. Pursuant to the terms of the certificate of designation creating the Series B Preferred Stock, upon a liquidation of our company, the holders of shares of the Series B Preferred Stock are entitled to receive a liquidation payment prior to the payment of any amount with respect to the shares of our common stock. The amount of this preferential liquidation payment is $5,000 per share of Series B Preferred Stock, plus the amount of any accrued but unpaid dividends on those shares. Dividends accrue on the shares of Series B Preferred Stock at a rate of 6% per annum increasing to a rate of 8% per annum on October 1, 2005.

If we are unable to effectively and efficiently eliminate the significant deficiencies that have been identified in our internal controls and procedures, there could be a material adverse effect on our operations or financial results.

In December 2004, our management and Audit Committee were notified by our independent accountants, Grant Thornton LLP, of three significant deficiencies in our internal controls and procedures regarding, first, a significant deficiency related to a need to formalize policies and procedures, second,  a significant deficiency related to the need for improvement in segregation of duties and, third, a significant deficiency related to the need for monitoring controls to ensure that operational controls are operating as designed. Although we are committed to addressing these deficiencies, we cannot assure you that we will be able to successfully implement the revised controls and procedures or that our revised controls and procedures will be effective in remedying all of the identified significant deficiencies. Our inability to remedy these significant deficiencies potentially could have a material adverse effect on our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholders. The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our accountants.

DESCRIPTION OF TRANSACTIONS

August 2005 Common Stock Financing Transaction

On August 15, 2005, we completed a $5.8 million financing transaction involving the issuance of 4,676,150 shares of common stock and warrants to purchase up to 1,169,038 shares of common stock. 21 accredited investors participated in this financing transaction.

As noted above, as part of the financing transaction, we issued warrants to purchase up to 1,169,038 shares of common stock. These warrants are exercisable for a five-year term and have an initial exercise price of $1.99 per share.

Financial Advisory Agreement with Ardour Capital Investments LLC

In March 2005, we entered into a financial advisory agreement with Ardour Capital Investments LLC (“Ardour”) pursuant to which Ardour agreed to act as our financial advisor and, upon our request, as the placement agent in connection with any equity financing transaction. As part of the compensation for Ardour’s financial advisory services, we issued to Ardour’s designees warrants to purchase up to 50,000 shares of common stock at an exercise price of $2.75 per share. These warrants expire on March 19, 2008.

Ardour also acted as our placement agent in connection with the August 2005 financing transaction discussed above. As part of its commission, we issued to Ardour’s designees warrants to purchase up to 93,523 shares of common stock at an exercise price of $1.84 per share. These warrants expire on August 14, 2010.

Banking Relationship with Silicon Valley Bank

In connection with the execution of a Loan Modification Agreement with Silicon Valley Bank, we issued to Silicon Valley Bank a warrant to purchase 151,515 shares of common stock at an exercise price of $1.39 per share. This warrant expires on May 30, 2015. Silicon Valley Bank has assigned this warrant to SVB Financial Group.

SELLING STOCKHOLDERS

The following table sets forth the number of shares owned, and/or issuable upon exercise of the warrants held, by each of the selling stockholders. Unless otherwise indicated below, none of the selling stockholders has held any position or office, or has otherwise had a material relationship, with us or any of our subsidiaries within the past three years other than as a result of the ownership of shares or other securities of SatCon.

No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below. The table sets forth, to our knowledge, certain information about the selling stockholders as of August 31, 2005.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares. Shares of common stock issuable under warrants that are exercisable within 60 days of August 31, 2005 are deemed outstanding for purposes of computing the percentage ownership of the person holding the warrants but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

Thirteen selling stockholders are affiliates of broker-dealers. Each such selling stockholder acquired such selling stockholder’s shares in the ordinary course of such selling stockholder’s business and, at the time of the acquisition of the securities to be resold pursuant to this prospectus, such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute them. The thirteen selling stockholders who are affiliates of broker-dealers are as follows:

•       SRG Capital, LLC;

•       Sunrise Equity Partners, L.P.;

•       Enable Growth Partners, L.P.;

•       Enable Opportunity Partners, L.P.;

•       Ardour Capital Partners, LLC;

•       Kerry J. Dukes;

•       Brian J. Greenstein;

•       Walter V. Nasdeo;

•       George B. Stevens;

•       Thomas Samuelson;

•       Richard P. Baxter, Jr.;

•       John A. Ewen; and

•       SVB Financial Group.

			Number of Shares of Common Stock Being Offered
	Number of Shares of Common Stock Beneficially Owned		Outstanding	Issuable Upon Exercise of Warrants				Shares of Common Stock to be Beneficially Owned After Offering(4)
	as of 8/31/05(1)		Shares(2)	@ $1.99(3)	Other		Total	Number	Percentage(5)
Hare & Co., as nominee for Merrill Lynch New Energy Technology plc	445,000		445,000	—	—		445,000	0	*
Hare & Co., as nominee for Merrill Lynch International Investment Fund—New Energy Fund	808,031		808,031	—	—		808,031
Merrill Lynch New Energy Technology plc(6)	556,250	(7)	—	111,250	—		111,250	0	*
Merrill Lynch International Investment Fund—New Energy Fund(8)	1,010,039	(9)	—	202,008	—		202,008	0	*
Apollo Capital Management Group, LP(10)	437,500		350,000	87,500	—		437,500	0	*
Apollo Microcap Partners, LP(11)	312,500		250,000	62,500	—		312,500	0	*
SRG Capital, LLC(12)	500,000		400,000	100,000	—		500,000	0	*
Winslow Asset Group, LLC(13)	101,051		80,841	20,210	—		101,051	0	*
Sunrise Equity Partners, L.P.(14)	252,627		202,102	50,525	—		252,627	0	*
Alpine Atlantic Asset Management AG(15)	303,153		242,522	60,631	—		303,153	0	*
The Tailwind Fund Ltd.(16)	777,982		404,204	101,051	—		505,255	272,727	*
Truk Opportunity Fund, LLC(17)	232,500		186,000	46,500	—		232,500	0	*
Truk International Fund, LP(18)	17,500		14,000	3,500	—		17,500	0	*
Iroquois Master Fund, Ltd.(19)	505,254		404,203	101,051	—		505,254	0	*
Enable Growth Partners, L.P.(20)	176,839		141,471	35,368	—		176,839	0	*
Enable Opportunity Partners, L.P.(21)	176,839		141,471	35,368	—		176,839	0	*
Daniel & Theresa Leonard	159,925	(22)	40,420	10,105	—		50,525	109,400	*
Frank A. Buczel & Janet L. Buczel	175,551	(23)	80,841	20,210	—		101,051	74,500	*
Arthur & Sheila Leonard Irrevocable Education Trust(24)	73,025		40,420	10,105	—		50,525	22,500	*
Michele B. White	458,856		161,681	40,420	—		202,101	256,755	*
Wilson G. Saville & Ellen M. Saville	101,051		80,841	20,210	—		101,051	0	*
W. L. Mossop, Jr., N. C. Wennerstrom Trust(25)	232,379	(26)	101,051	25,263	—		126,314	106,065	*
W. L. Mossop, Jr.	445,543	(27)	101,051	25,263	—		126,314	192,915	*
Ardour Capital Partners, LLC(28)	20,000		—	—	20,000	(29)	20,000	0	*
Kerry J. Dukes	66,749		—	—	46,749	(30)	46,749	0	*
Brian J. Greenstein	66,749		—	—	46,749	(30)	46,749	0	*
Walter V. Nasdeo	9,961		—	—	9,961	(31)	9,961	0	*
Richard P. Baxter, Jr.	6,000		—	—	6,000	(32)	6,000	0	*
John A. Ewen	26,000		—	—	6,000	(32)	6,000	20,000	*
George B. Stevens	6,982		—	—	6,982	(33)	6,982	0	*
Thomas Samuelson	1,082		—	—	1,082	(34)	1,082	0	*
SVB Financial Group(35)	183,442		—	—	151,515	(36)	151,515	31,927	*

(1)             Includes shares issuable upon exercise of warrants that are exercisable within 60 days of August 31, 2005.

(2)             Represents shares of common stock issued in our $5.8 million private placement in August 2005.

(3)             Represents shares of common stock issuable upon exercise of warrants issued in connection with our $5.8 million private placement of common stock in August 2005. These warrants have an initial exercise price of $1.99 per share and may be exercised at any time through August 14, 2010.

(4)             We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(5)             For each selling stockholder, this number represents the percentage of common stock to be owned by such selling stockholder after completion of the offering, based on the number of shares of common stock outstanding as of August 31, 2005 (38,203,458 shares) and assuming (i) exercise of any warrants that are exercisable within 60 days of August 31, 2005 owned by such selling stockholder and (ii) none of the warrants held by other persons have been exercised.

(6)             Robin Batchelor, Portfolio Manager, has voting and investment power over securities held by Merrill Lynch New Energy Technology plc.

(7)             Includes 445,000 shares of common stock held in the name of Hare & Co. for the benefit of this stockholder. Such shares are being offered for sale pursuant to this prospectus as well.

(8)             Robin Batchelor, Portfolio Manager, has voting and investment power over securities held by Merrill Lynch International Investment Fund—New Energy Fund.

(9)             Includes 808,031 shares of common stock held in the name of Hare & Co. for the benefit of this stockholder. Such shares are being offered for sale pursuant to this prospectus as well.

(10)       Kyle Krueger, president of Apollo Capital Corp., the general partner of Apollo Capital Management Group, LP, has voting and investment power over securities held by Apollo Capital Management Group, LP.

(11)       Kyle Krueger, president of Bayshore Capital Corp., the general partner of Apollo Microcap Partners, LP, has voting and investment power over securities held by Apollo Microcap Partners, LP.

(12)       Edwin Mecabe and Tai May Lee have joint voting and investment power over securities held by SRG Capital, LLC. Edwin Mecabe and Tai May Lee disclaim beneficial ownership of these securities.

(13)       Donald J. Slowinski, president and senior managing partner of Winslow Asset Group, LLC, has voting and investment power over securities held by Winslow Asset Group, LLC.

(14)       Level Counter, LLC is the general partner of Sunrise Equity Partners, L.P. and consequently has voting and investment power over the securities held by Sunrise Equity Partners, L.P. The unanimous vote of Nathan Low, Marilyn Adler and Amnon Mandelbaum controls Level Counter, LLC.

(15)       Erwin Speckert has voting and investment power over securities held by Alpine Atlantic Asset Management AG.

(16)       Tail Wind Advisory & Management Ltd., a U.K. corporation authorized and regulated by the Financial Services Authority of Great Britain (“TWAM”), is the investment manager for the Tail Wind Fund Ltd., and David Crook is the CEO and controlling shareholder of TWAM. Each of TWAM and David Crook expressly disclaims any equitable or beneficial ownership of the shares being registered hereunder and held by The Tail Wind Fund Ltd.

(17)       Michael E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, the Managing Member of Truk Opportunity Fund, LLC, exercise investment and voting control over the securities owned by Truk Opportunity Fund, LLC. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the securities owned by Truk Opportunity Fund, LLC.

(18)       Michael E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, the Managing Member of Truk International Fund, LP, exercise investment and voting control over the securities owned by Truk International Fund, L.P. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the securities owned by Truk International Fund, LP.

(19)       Joshua Silverman has voting and investment power over securities held by Iroquois Master Fund, Ltd.

(20)       Mitch Levine, Managing Partner, has voting and investment power over securities held by Enable Growth Partners, L.P.

(21)       Mitch Levine, Managing Partner, has voting and investment power over securities held by Enable Opportunity Partners, L.P.

(22)       Includes (i) 9,400 shares held in an individual IRA for the benefit of Theresa Leonard and (ii) 40,000 shares held in an individual IRA for the benefit of Daniel Leonard.

(23)       Includes 12,000 shares held in an individual IRA for the benefit of Frank A. Buczel.

(24)       The trustees of the Arthur & Sheila Leonard Irrevocable Education Trust are Arthur Leonard, Sheila Leonard and Daniel Leonard. These trustees share voting and investment power over securities held by the Arthur & Sheila Leonard Irrevocable Education Trust.

(25)       The trustees of the W. L. Mossop, Jr., N. C. Wennerstrom Trust are W. L. Mossop, Jr. and Nancy C. Wennerstrom. These trustees share voting and investment power over securities held by the W. L. Mossop, Jr., N. C. Wennerstrom Trust.

(26)       Does not include shares of common stock beneficially owned solely by W.L. Mossop, Jr.

(27)       Includes shares of common stock beneficially owned by the W. L. Mossop, Jr., N. C. Wennerstrom Trust, over which Mr. Mossop shares voting and investment power.

(28)       Kerry J. Dukes and Brian J. Greenstein share voting and investment power over securities held by Ardour Capital Partners, LLC.

(29)       Includes (i) 10,000 shares of common stock underlying a placement agent warrant issued in connection with our $5.8 million private placement of common stock in August 2005; this warrant has an initial exercise price of $1.84 per share and may be exercised at any time through August 14, 2010 and (ii) 10,000 shares of common stock underlying a warrant issued in connection with our financial advisory agreement with Ardour Capital Investments LLC; this warrant has an exercise price of $2.75 per share and expires on March 19, 2008.

(30)       Includes (i) 30,749 shares of common stock underlying a placement agent warrant issued in connection with our $5.8 million private placement of common stock in August 2005; this warrant has an initial exercise price of $1.84 per share and may be exercised at any time through August 14, 2010; (ii) 16,000 shares of common stock underlying a warrant issued in connection with our financial advisory agreement with Ardour Capital Investments LLC; this warrant has an exercise price of $2.75 per share and expires on March 19, 2008; and (iii) 20,000 shares of common stock underlying the warrants held by Ardour Capital Partners, LLC, over which Mr. Dukes and Mr. Greenstein shares voting and investment power.

(31)       Includes (i) 7,000 shares of common stock underlying a placement agent warrant issued in connection with our $5.8 million private placement of common stock in August 2005; this warrant has an initial exercise price of $1.84 per share and may be exercised at any time through August 14, 2010 and (ii) 2,961 shares of common stock underlying a warrant issued in connection with our financial advisory agreement with Ardour Capital Investments LLC; this warrant has an exercise price of $2.75 per share and expires on March 19, 2008.

(32)       Includes (i) 5,000 shares of common stock underlying a placement agent warrant issued in connection with our $5.8 million private placement of common stock in August 2005; this warrant has an initial exercise price of $1.84 per share and may be exercised at any time through August 14, 2010 and (ii) 1,000 shares of common stock underlying a warrant issued in connection with our financial advisory agreement with Ardour Capital Investments LLC; this warrant has an exercise price of $2.75 per share and expires on March 19, 2008.

(33)       Includes (i) 4,325 shares of common stock underlying a placement agent warrant issued in connection with our $5.8 million private placement of common stock in August 2005; this warrant has an initial exercise price of $1.84 per share and may be exercised at any time through August 14, 2010 and (ii) 2,657 shares of common stock underlying a warrant issued in connection with our financial advisory agreement with Ardour Capital Investments LLC; this warrant has an exercise price of $2.75 per share and expires on March 19, 2008.

(34)       Includes (i) 700 shares of common stock underlying a placement agent warrant issued in connection with our $5.8 million private placement of common stock in August 2005; this warrant has an initial exercise price of $1.84 per share and may be exercised at any time through August 14, 2010 and (ii) 382 shares of common stock underlying a warrant issued in connection with our financial advisory agreement with Ardour Capital Investments LLC; this warrant has an exercise price of $2.75 per share and expires on March 19, 2008.

(35)       SVB Financial Group (“SVB”) is a publicly-traded company and the parent of Silicon Valley Bank, the Company’s principal lender. Securities held by SVB may be voted on behalf of SVB by its authorized officers, including its president.

(36)       Represents shares of common stock issuable upon exercise of a warrant issued in connection with our banking relationship with Silicon Valley Bank. This warrant has an initial exercise price of $1.39 per share and may be exercised at any time through May 30, 2015.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are authorized to issue up to 50,000,000 shares of common stock, of which 38,253,208 shares are issued and outstanding as of September 9, 2005. The following summary description of the common stock is qualified in its entirety by reference to our certificate of incorporation.

The holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor, and, upon the liquidation, dissolution or winding up of SatCon, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preference on the preferred stock, if any. Holders of our common stock have no preemptive rights and have no rights to convert their common stock into any other securities. Our outstanding common stock is, and the common stock to be outstanding upon completion of the offering will be, validly issued, fully paid, and nonassessable.

Preferred Stock

We are authorized to issue up to 1,000,000 shares of preferred stock. Our preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors, without further action by stockholders and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion, redemption rights and sinking fund provisions. The issuance of preferred stock could reduce the rights, including voting rights, of the holders of common stock, and, therefore, reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party, thereby preserving control of SatCon by existing management.

We currently have only one series of preferred stock outstanding, the Series B Convertible Preferred Stock, which is described below.

Series B Convertible Preferred Stock

As of August 31, 2005, 425 shares of our Series B Preferred Stock were outstanding. The shares of Series B Preferred Stock bear a cumulative dividend at a rate of 6% per annum of the $5,000 per share liquidation preference, increasing to a rate of 8% per annum on October 1, 2005. Dividends are payable semi-annually and, except in certain limited circumstances, may be paid by us, at our option, either through the issuance of shares of common stock or in cash. In the event of a liquidation of our company, the holders of shares of the Series B Preferred Stock are entitled to receive a liquidation payment prior to the payment of any amount with respect to the shares of our common stock. The amount of this preferential liquidation payment is $5,000 per share of Series B Preferred Stock, plus the amount of any accrued but unpaid dividends on those shares. Each outstanding share of Series B Preferred Stock is convertible into a number of shares of common stock equal to $5,000 divided by the conversion price of the Series B Preferred Stock, which is currently $2.50, but may be adjusted if certain events occur, including the issuance of shares of common stock at a price less than the conversion price. The holders of Series B Preferred Stock are entitled to redeem their shares of Series B Preferred Stock immediately prior to the consolidation, merger or business combination of SatCon with another entity, the sale or transfer of more than 50% of SatCon’s assets or the closing of a purchase, tender or exchange offer made to the holders of more than 50% of the outstanding common stock. In such an event, the redemption price per share will equal $6,250 plus any accrued but unpaid dividends and liquidated damages. We may pay the redemption price in either cash or shares of common stock.

Limitation of Liability of Officers and Directors Under Delaware Law

In accordance with Delaware law, our certificate of incorporation eliminates in certain circumstances the liability of our directors for monetary damages for breach of their fiduciary duty as directors. This provision does not eliminate the liability of a director:

•       for a breach of the director’s duty of loyalty to us or our stockholders;

•       for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law;

•       for a willful or negligent declaration of an unlawful dividend, stock purchase or redemption; or

•       for transactions from which the director derived an improper personal benefit.

In addition, our bylaws include provisions to indemnify our officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or completed suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith, unlawfully or in the best interests of SatCon. With respect to matters as to which our officers and directors and others are determined to be liable for misconduct or negligence in the performance of their duties, our bylaws provide for indemnification only to the extent that we determine that such person acted in good faith and in a manner not opposed to the best interests of SatCon.

However, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling SatCon pursuant to Delaware state law, as well as the foregoing charter and bylaw provisions, we have been informed that in the opinion of the SEC, such indemnification as it relates to federal securities laws is against public policy, and therefore, unenforceable.

Further, insofar as limitation of liabilities may be so permitted pursuant to Delaware state law, as well as the foregoing charter and bylaw provisions, such limitations of liabilities does not apply to any liabilities arising under federal securities laws.

Dividend Policy

We have never paid cash dividends on our common stock or preferred stock since our inception, and we have no intention of paying any cash dividends to our stockholders in the foreseeable future. We currently intend to retain earnings, if any, to fund the development and growth of our business. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. In addition, the Loan and Security Agreement between Silicon Valley Bank and us, dated as of January 28, 2005, as amended, provides for certain limitations on the payment of dividends by us on our common stock. Also, certain terms of the principal transaction documents of our October 2003 financing restrict the payment of dividends by us on our common stock.

Transfer Agent and Registrar

The name and address of the transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY 10038.

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

•       purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•       ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•       block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•       an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

•       in privately negotiated transactions; and

•       in options transactions.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with those sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, if applicable, the shares of common stock must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares of common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We have agreed to indemnify most of the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

We have agreed with most of the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement and (ii) such time as all of the shares covered by this prospectus may be sold without volume restrictions pursuant to Rule 144 under the Securities Act.

LEGAL MATTERS

Greenberg Traurig LLP has opined as to the legality of the securities being offered by this registration statement.

EXPERTS

The financial statements of SatCon Technology Corporation as of September 30, 2004 and 2003 and for each of the three years in the period ended September 30, 2004, incorporated by reference in this prospectus and elsewhere in the Registration Statement, have been audited by Grant Thornton LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You should call 1-800-SEC-0330 for more information on the operation of the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at http://www.sec.gov. The SEC’s Internet site contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. Any information that we incorporate by reference is considered part of this prospectus. The documents and reports that we list below are incorporated by reference into this prospectus. In addition, all documents and reports which we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus are incorporated by reference in this prospectus as of the respective filing dates of these documents and reports. Statements contained in documents that we file with the SEC and that are incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus, including information in previously filed documents or reports that have been incorporated by reference in this prospectus, to the extent the new information differs from or is inconsistent with the old information.

We have filed the following documents with the SEC. These documents are incorporated herein by reference as of their respective dates of filing:

(1)         Our Annual Report on Form 10-K, as amended, for the fiscal year ended September 30, 2004;

(2)         Our Quarterly Reports on Form 10-Q for the fiscal quarters ended January 1, 2005, April 2, 2005 and July 2, 2005;

(3)         Our Current Reports on Form 8-K filed on December 7, 2004, December 23, 2004, January 21, 2005, February 2, 2005 (as amended by the Current Report on Form 8-K/A filed on February 8, 2005), February 7, 2005, February 14, 2005, April 13, 2005, May 13, 2005, May 16, 2005, July 5, 2005 and August 16, 2005;

(4)         All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to the effectiveness of the registration statement; and

(5)         The description of our common stock contained in our Registration Statement on Form 8-A filed on November 6, 1992, including any amendments or reports filed for the purpose of updating that description.

You may request a copy of these documents, which will be provided to you at no cost, by contacting:

SatCon Technology Corporation
27 Drydock Avenue
Boston, MA 02210
Attn: Investor Relations Department
(617) 897-2400

You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any prospectus supplement that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.